United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Custom Truck One Source, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64083J104

(CUSIP Number)

Christopher M. Leininger, Esq.

c/o ECP

40 Beechwood Road

Summit, NJ 07901

(973) 671-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64083J 104	13D	Page 1 of 23 Pages

1	Names of Reporting Persons ECP ControlCo, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 25,859,767
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,859,767

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,859,767
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%
14	Type of Reporting Person OO

CUSIP No. 64083J 104	13D	Page 2 of 23 Pages

1	Names of Reporting Persons Energy Capital Partners III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 25,738,988
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,738,988

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,738,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.4%
14	Type of Reporting Person OO

CUSIP No. 64083J 104	13D	Page 3 of 23 Pages

1	Names of Reporting Persons Energy Capital Partners GP III, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 25,738,988
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,738,988

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,738,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.4%
14	Type of Reporting Person PN

CUSIP No. 64083J 104	13D	Page 4 of 23 Pages

1	Names of Reporting Persons Energy Capital Partners III, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 25,738,988
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,738,988

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,738,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.4%
14	Type of Reporting Person PN

CUSIP No. 64083J 104	13D	Page 5 of 23 Pages

1	Names of Reporting Persons Energy Capital Partners III-A, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 25,738,988
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,738,988

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,738,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.4%
14	Type of Reporting Person PN

CUSIP No. 64083J 104	13D	Page 6 of 23 Pages

1	Names of Reporting Persons Energy Capital Partners III-B, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 25,738,988
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,738,988

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,738,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.4%
14	Type of Reporting Person PN

CUSIP No. 64083J 104	13D	Page 7 of 23 Pages

1	Names of Reporting Persons Energy Capital Partners III-C, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 25,738,988
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,738,988

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,738,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.4%
14	Type of Reporting Person PN

CUSIP No. 64083J 104	13D	Page 8 of 23 Pages

1	Names of Reporting Persons Energy Capital Partners III-D, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 25,738,988
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,738,988

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,738,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.4%
14	Type of Reporting Person PN

CUSIP No. 64083J 104	13D	Page 9 of 23 Pages

1	Names of Reporting Persons Energy Capital Partners GP III Co-Investment (NESCO), LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,238,988
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,238,988

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,238,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.6%
14	Type of Reporting Person OO

CUSIP No. 64083J 104	13D	Page 10 of 23 Pages

1	Names of Reporting Persons Energy Capital Partners III (NESCO Co-Invest), LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,238,988
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,238,988

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,238,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.6%
14	Type of Reporting Person PN

CUSIP No. 64083J 104	13D	Page 11 of 23 Pages

1	Names of Reporting Persons NESCO Holdings GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 25,738,988
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,738,988

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,738,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.4%
14	Type of Reporting Person OO

CUSIP No. 64083J 104	13D	Page 12 of 23 Pages

1	Names of Reporting Persons NESCO Holdings, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,238,988
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,238,988

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,238,988
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.6%
14	Type of Reporting Person PN

CUSIP No. 64083J 104	13D	Page 13 of 23 Pages

1	Names of Reporting Persons ECP Cardinal Holdings, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,500,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.8%
14	Type of Reporting Person PN

CUSIP No. 64083J 104	13D	Page 14 of 23 Pages

1	Names of Reporting Persons ECP Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 120,779
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 120,779

11	Aggregate Amount Beneficially Owned by Each Reporting Person 120,779
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person OO

CUSIP No. 64083J 104	13D	Page 15 of 23 Pages

1	Names of Reporting Persons Energy Capital Partners Management, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 120,779
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 120,779

11	Aggregate Amount Beneficially Owned by Each Reporting Person 120,779
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person PN

CUSIP No. 64083J 104	13D	Page 16 of 23 Pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 7, 2019, as amended to date (the “Statement”), relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Custom Truck One Source, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 2. Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety by the following:

This Statement is filed on behalf of the following (each a “Reporting Person” and collectively the “Reporting Persons”):

(1)	ECP ControlCo, LLC

(2)	Energy Capital Partners III, LLC

(3)	Energy Capital Partners GP III, LP

(4)	Energy Capital Partners III, LP

(5)	Energy Capital Partners III-A, LP

(6)	Energy Capital Partners III-B, LP

(7)	Energy Capital Partners III-C, LP

(8)

Energy Capital Partners III-D, LP (together with Energy Capital Partners III, LP, Energy Capital Partners III-A, LP, Energy Capital Partners III-B, LP, and Energy Capital Partners III-C, LP, the “ECP III Funds”)

(9)	Energy Capital Partners GP III Co-Investment (NESCO), LLC

(10)	Energy Capital Partners III (NESCO Co-Invest), LP

(11)	NESCO Holdings GP, LLC

(12)	NESCO Holdings, LP

(13)	ECP Management GP, LLC

(14)	Energy Capital Partners Management, LP

(15) ECP Cardinal Holdings, LP

Each of the Reporting Persons is organized under the laws of the State of Delaware. The business address of each of the Reporting Persons is c/o ECP, 40 Beechwood Road Summit, New Jersey 07901. The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.

Information with respect to the managing members and officers of ECP ControlCo, LLC (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

Certain of the Reporting Persons (collectively, “ECP”), certain of the investment entities affiliated with The Blackstone Group (collectively, “Blackstone”), Capitol Acquisition Management IV, LLC and Capitol Acquisition Founder IV, LLC (together, “Capitol”), Platinum

CUSIP No. 64083J 104	13D	Page 17 of 23 Pages

Equity Advisors, LLC (“Platinum”) and certain other stockholders of the Issuer (collectively with ECP, Blackstone, Capitol and Platinum, the “Stockholder Parties”) may be deemed to constitute a group for purposes of Rule 13d-3 under the Act. Shares beneficially owned by the Stockholder Parties, other than by ECP, are not the subject of this Schedule 13D and accordingly, none of the other Stockholder Parties is included as a reporting person. For a description of the relationship between the Reporting Persons and the other Stockholder Parties, see Item 4 below.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

Pledge Agreement

On December 20, 2021, ECP Cardinal Holdings, LP and NESCO Holdings, LP (together, the “Borrowers”) each entered into a loan agreement (together, the “Loan Agreements”) with JPMorgan Chase Bank, N.A. (the “Lender”). As security for their obligations under the Loan Agreements, the Borrowers pledged 25,738,988 shares of Common Stock (collectively, the “Pledged Securities”). All voting rights and rights to receive dividends or distributions with respect to the Pledged Securities will remain with the Borrowers unless an event of default under the Loan Agreements has occurred and is continuing.

Also on December 20, 2021, Energy Capital Partners III, LP, Energy Capital Partners III-A, LP, Energy Capital Partners III-B, LP, Energy Capital Partners III-C. LP and Energy Capital Partners III-D, LP collectively transferred an aggregate of 4,500,000 shares of Common Stock to ECP Cardinal Holdings, LP in order to facilitate the foregoing pledge transaction.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 247,311,494 shares of Common Stock outstanding as of November 17, 2021.

CUSIP No. 64083J 104	13D	Page 18 of 23 Pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
ECP ControlCo, LLC	25,859,767	10.5%	0	25,859,767	0	25,859,767
Energy Capital Partners III, LLC	25,738,988	10.4%	0	25,738,988	0	25,738,988
Energy Capital Partners GP III, LP	25,738,988	10.4%	0	25,738,988	0	25,738,988
Energy Capital Partners III, LP	25,738,988	10.4%	0	25,738,988	0	25,738,988
Energy Capital Partners III-A, LP	25,738,988	10.4%	0	25,738,988	0	25,738,988
Energy Capital Partners III-B, LP	25,738,988	10.4%	0	25,738,988	0	25,738,988
Energy Capital Partners III-C, LP	25,738,988	10.4%	0	25,738,988	0	25,738,988
Energy Capital Partners III-D, LP	25,738,988	10.4%	0	25,738,988	0	25,738,988
Energy Capital Partners GP III Co-Investment (NESCO), LLC	21,238,988	8.6%	0	21,238,988	0	21,238,988
Energy Capital Partners III (NESCO Co-Invest), LP	21,238,988	8.6%	0	21,238,988	0	21,238,988
NESCO Holdings GP, LLC	25,738,988	10.4%	0	25,738,988	0	25,738,988
NESCO Holdings, LP	21,238,988	8.6%	0	21,238,988	0	21,238,988
ECP Cardinal Holdings, LP	4,500,000	1.8%	0	4,500,000	0	4,500,000
ECP Management GP, LLC	120,779	*	0	120,779	0	120,779
Energy Capital Partners Management, LP	120,779	*	0	120,779	0	120,779

*	Represents beneficial ownership of less than 0.1%

ECP Cardinal Holdings, LP and NESCO Holdings, LP are the record holders of 4,500,000 and 21,238,988 shares of Common Stock, respectively. Energy Capital Partners Management, LP is the beneficial owner of 107,148 shares of Common Stock and 13,631 shares of Common Stock underlying restricted stock units.

The general partner of each of ECP Cardinal Holdings, LP and NESCO Holdings, LP is NESCO Holdings GP, LLC. The ECP III Funds and Energy Capital Partners III (NESCO Co-Invest), LP are the sole members of NESCO Holdings GP, LLC. Energy Capital Partners III, LLC is the general partner of (i) Energy Capital Partners GP III, LP, which is the general partner of each of the ECP III Funds, and (ii) Energy Capital Partners GP III Co-Investment (NESCO), LLC, which is the general partner of Energy Capital Partners III (NESCO Co-Invest), LP. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the shares of Common Stock held by ECP Cardinal Holdings, LP and Nesco Holdings LP.

ECP Management GP, LLC is the general partner of Energy Capital Partners Management, LP and may be deemed to share beneficial ownership of the securities beneficially owned by Energy Capital Partners Management, LP.

ECP ControlCo, LLC is the sole member of Energy Capital Partners III, LLC and the sole member of ECP Management GP, LLC and may be deemed to share beneficial ownership of the securities beneficially owned be each of Energy Capital Partners III, LLC and ECP Management GP, LLC. The managing members of ECP ControlCo, LLC are Douglas Kimmelman, Andrew Singer, Peter Labbat, Tyler Reeder and Rahman D’Argenio all of whom collectively share the power to vote and dispose of the securities beneficially owned by ECP ControlCo, LLC. Each such individual disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

CUSIP No. 64083J 104	13D	Page 19 of 23 Pages

As discussed in Item 2 above, the other Stockholder Parties are not included as reporting persons in this Statement, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by the other Stockholder Parties.

(c)	Except as disclosed in Item 4 herein, the Reporting Persons have not effected any transactions in the Issuer’s Common Stock in the past 60 days.

(d)	None.

(e)	Not applicable.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Statement is amended and supplemented by the following:

Exhibit Number	Description

1	Joint Filing Agreement.

CUSIP No. 64083J 104	13D	Page 20 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 29, 2021

ECP ControlCo, LLC

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III, LLC
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners GP III, LP
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III, LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III-A, LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

CUSIP No. 64083J 104	13D	Page 21 of 23 Pages

Energy Capital Partners III-B, LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III-C, LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III-D, LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners GP III Co-Investment (NESCO), LLC
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III (NESCO Co-Invest), LLC
By: Energy Capital Partners GP III Co-Investment (NESCO), LLC
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

CUSIP No. 64083J 104	13D	Page 22 of 23 Pages

NESCO Holdings GP, LLC

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	President

NESCO Holdings, LP
By: NESCO Holdings GP, LLC, its general partner

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	President

ECP Cardinal Holdings, LP
By: NESCO Holdings GP, LLC, its general partner

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	President

ECP Management GP, LLC
By: ECP ControlCo, LLC, its sole member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

Energy Capital Partners Management, LP
By: ECP Management GP, LLC, its general partner
By: ECP ControlCo, LLC, its sole member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

CUSIP No. 64083J 104	13D	Page 23 of 23 Pages

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth below. The business address of each individual is c/o ECP, 40 Beechwood Road Summit, NJ 07901.

ECP ControlCo, LLC

Managing Members

Name	Present Principal Occupation or Employment	Citizenship
Douglas W. Kimmelman	Senior Partner of Energy Capital Partners	United States
Andrew D. Singer	Partner and Senior Legal Counsel of Energy Capital Partners	United States
Peter Labbat	Partner of Energy Capital Partners	United States
Tyler Reeder	Partner of Energy Capital Partners	United States
Rahman D’Argenio	Partner of Energy Capital Partners	United States